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                                               January 24, 2007


Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention:  Daniel F. Duchovny, Esq.
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                            Re:  Northwestern Corporation ("Northwestern")
                    Soliciting Materials filed pursuant to Rule 14a-12
                    (the "Materials") filed February 13, 2006, by Harbinger Capital Partners Master Fund I, Ltd. ("Harbinger")
                                      File No. 001-10499

Ladies and Gentlemen:

        I am writing as attorney for Harbinger in connection with the above referenced filing, and the letter dated March 3, 2006, from the Office of Mergers & Acquisitions to the undersigned regarding the same.

        Please be advised that Harbinger did not solicit any proxies pursuant to the Materials or otherwise with respect to Northwestern, nor did Harbinger receive any such proxies. The Materials related to a "referendum" and not a solicitation of proxies, but in any event, the Materials were never disseminated to stockholders or used in any other manner.

        Harbinger understands that Northwestern has entered into an agreement to be acquired by Babcock and Brown Infrastructure, Ltd. Harbinger has no current intention of soliciting any proxies relating to Northwestern, whether by means of the Materials or otherwise.

        Thank you for your assistance in this matter. Should you have any questions regarding this matter, please contact the undersigned at 212-530-5548.

                                               Sincerely yours,


                                               /s/ John T. O'Connor
                                               --------------------
                                                   John T. O'Connor

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